16006169

ᶜS
ECOMMISSION
20549

Mail Processing
Section

MAY 31 2016

Washington DC
409

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32162 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Suite B-14
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Conway 480-247-6874
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge, CPA
(Name – *if individual, state last, first, middle name*)

11152 Westheimer #137 (Address) Houston (City) TX (State) 77042 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM

aub

## OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MIKHAIL BALAKIRSKIY
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
February 5, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Fairport Capital Inc.**
**Table of Contents**

# Nathan T. Tuttle, CPA

11152 Westheimer, #330
Houston, Texas 77042

Phone: (713) 256-1084
Fax: (832) 426-5786


## INDEPENDENT AUDITOR'S REPORT

**To the Director of**
**Fairport Capital, Inc.**
**14358 N Frank Lloyd Wright Blvd. Suite B-14**
**Scottsdale, AZ 85260-8845**

### Report on the Financial Statements

I have audited the accompanying financial statements of Fairport Capital, Inc. (the "Company") which comprise the statement of financial condition as of March 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairport Capital, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
May 18, 2016

Nathan T Tuttle, CPA

**Fairport Capital Inc.**
**Statements of Financial Condition**
**March 31, 2016 and 2015**

| | 2016 | 2015 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and equivalents | $ 83,080 | $ 116,121 |
| Commissions receivable | 1,672 | 7,744 |
| Prepaid rent | 1,469 | 102 |
| Total current assets | 86,221 | 123,967 |
| **Property and equipment** | | |
| Office equipment | 5,864 | 5,864 |
| Accumulated depreciation | (5,751) | (5,638) |
| Net property and equipment | 113 | 226 |
| **Other assets** | | |
| Security deposit | 1,200 | 1,200 |
| Total other assets | 1,200 | 1,200 |
| Total assets | $ 87,534 | $ 125,393 |
| **Liabilities and Shareholder's Equity** | | |
| **Current liabilities** | | |
| Accounts payable | $ 52,746 | $ 87,548 |
| Accrued liabilities | 6,566 | 7,874 |
| Income taxes payable | 1,869 | 2,356 |
| Deferred tax liability | 57 | 190 |
| Total current liabilities | 61,238 | 97,968 |
| **Shareholder's equity** | | |
| Common stock - authorized 5,000 shares no par value Issued and outstanding 2,000 shares | 43,950 | 43,950 |
| Treasury stock - at cost | (14,180) | (14,180) |
| Accumulated deficit | (3,474) | (2,345) |
| Total shareholder's equity | 26,296 | 27,425 |
| Total liabilities and shareholder's equity | $ 87,534 | $ 125,393 |

**See report of independent registered public accounting firm and notes to financial statements.**

**Fairport Capital Inc.**
**Statements of Income and Changes in Retained Earnings**
**For the Years Ended March 31, 2016 and 2015**

| | | 2016 | | 2015 |
|---|---|---|---|---|
| **Revenues** | | | | |
| Commisions and fees revenue | $ | 567,192 | $ | 776,265 |
| Interest income | | 60 | | 57 |
| Reimbursed expenses | | 7,622 | | 12,697 |
| Total revenues | | 574,874 | | 789,019 |
| **Operating expenses** | | | | |
| Auto | | 18,590 | | 16,733 |
| Bank services charges | | 370 | | 85 |
| Client development | | 19,776 | | 17,065 |
| Commissions paid | | 422,249 | | 675,981 |
| Consulting | | 1,592 | | 2,340 |
| Contributions | | 3,781 | | 2,031 |
| Depreciation | | 113 | | 534 |
| Dues and subscriptions | | 3,143 | | 1,163 |
| Insurance | | 3,577 | | 3,336 |
| Interest | | 6,610 | | - |
| Medical benefit plan | | 26,407 | | 11,669 |
| Office supplies | | 6,472 | | 4,385 |
| Postage | | 343 | | 410 |
| Professional fees | | 4,750 | | 4,706 |
| Regulatory fees | | 15,183 | | 12,850 |
| Rent | | 15,792 | | 15,179 |
| Telephone | | 5,773 | | 5,964 |
| Travel | | 21,553 | | 10,686 |
| Total operating expenses | | 576,074 | | 785,117 |
| Net income (loss) before taxes | | (1,200) | | 3,902 |
| **Tax provision (benefit)** | | | | |
| Current tax provision | | 63 | | 2,306 |
| Deferred tax provision (benefit) | | (134) | | 1,273 |
| Total tax provision (benefit) | | (71) | | 3,579 |
| Net income (loss) after taxes | | (1,129) | | 323 |
| Beginning accumulated deficit | | (2,345) | | (2,668) |
| Ending accumulated deficit | $ | (3,474) | $ | (2,345) |

**See report of independent registered public accounting firm and notes to financial statements.**

**Fairport Capital Inc.**
**Statements of Changes in Shareholder Equity**
**For the Years Ended March 31, 2016 and 2015**

| | 2016 | | | 2015 | | |
|---|---|---|---|---|---|---|
| | Common Stock | Treasury Stock | Accumulated Deficit | Common Stock | Treasury Stock | Accumulated Deficit |
| Beginning | $ 43,950 | $ (14,180) | $ (2,345) | $ 43,950 | $ (14,180) | $ (2,668) |
| Net income (loss) | | | (1,129) | | | 323 |
| Ending | $ 43,950 | $ (14,180) | $ (3,474) | $ 43,950 | $ (14,180) | $ (2,345) |

**See report of independent registered public accounting firm and notes to financial statements.**

**Fairport Capital Inc.**
**Statements of Cash Flows**
**For the Years Ended March 31, 2016 and 2015**

| | | 2016 | | 2015 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Net income | $ | (1,129) | $ | 323 |
| Adjustments to reconcile change in net income to cash provided (used) by operating activities: | | | | |
| Depreciation | | 114 | | 534 |
| Deferred tax provision (benefit) | | (134) | | 1,273 |
| Decrease in commissions receivable | | 6,072 | | 3,157 |
| Increase in prepaid rent | | (1,367) | | - |
| Increase (decrease) in accounts payable | | (34,802) | | 23,201 |
| Increase (decrease) in accrued liabilities | | (1,308) | | 4,874 |
| Increase in income taxes payable | | (487) | | 1,756 |
| Total adjustments | | (31,912) | | 34,795 |
| Net cash provided (used) by operating activities | | (33,041) | | 35,118 |
| **Cash flows from investing activities:** | | | | |
| Purchase of equipment | | - | | (338) |
| Net cash used by investing activities | | - | | (338) |
| **Net increase (decrease) in cash and cash equivalents** | | (33,041) | | 34,780 |
| **Beginning cash and cash equivalents** | | 116,121 | | 81,341 |
| **Ending cash and cash equivalents** | $ | 83,080 | $ | 116,121 |
| **Supplemental data:** | | | | |
| Interest paid | $ | 6,610 | $ | - |

**See report of independent registered public accounting firm and notes to financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of accounting** - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

**Cash and equivalents** – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Use of accounting estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

**Commissions receivable** - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2016 as management does not believe it is exposed to any risk of loss based upon its historical experience.

**Property and equipment** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

**Advertising** – The Company's policy is to expense advertising as incurred.

**Income taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2013 to present.

**Medical Reimbursement Plan** - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

**Officer's Salaries** - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

## NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $51,116 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection in order to be certain the Company has sufficient operating capital. The Company paid the president $6,610 of interest on the unpaid balance.

The Company paid $1,750 and $1,500 for March 31, 2016 and 2015, respectively to the president for accounting services.

The Company president personally guarantees the office lease.

## NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2016 and 2015 includes the following items:

| | 2016 | 2015 |
|---|---|---|
| Deferred tax asset | $ - | $ - |
| Deferred tax liability | (57) | (190) |
| Net deferred tax liability | $ (57) | $ (190) |

Deferred taxes are related to depreciation.

The components of income tax expense (benefit) related to continuing operations at March 31, 2016 and 2015 are as follows:

| | 2016 | 2015 |
|---|---|---|
| Federal | | |
| Current provision (benefit) | $ (487) | $ 1,559 |
| Deferred provision (benefit) | (80) | 764 |
| | (567) | 2,323 |
| State | | |
| Current provision | 550 | 747 |
| Deferred provision (benefit) | (54) | 509 |
| | 496 | 1,256 |
| Totals | $ (71) | $ 3,579 |

**NOTE 5 -LEASE COMMITMENTS**

The Company leases office space under a non-cancelable lease arrangement, which was renewed in 2016 for another three years to August 31, 2018. Lease payments over the next five years are as follows:

| For the year ended | |
|---|---|
| 2017 | $ 16,195 |
| 2018 | 16,195 |
| 2019 | 6,646 |
| 2020 | - |
| 2021 | - |
| Thereafter | - |
| | $ 39,036 |

Rent expense was $15,792 and $15,179 for the years ended March 31, 2016 and 2015, respectively.

**NOTE 6 – CONCENTRATION OF RISK**

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

**NOTE 7 – NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2016, the Company had net capital of $21,842, which was $16,842 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 280 to 1.

**NOTE 8 – SUBSEQUENT EVENTS**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2016 through April 28, 2016, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

**Fairport Capital Inc.**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**For the Year Ended March 31, 2016**
**Schedule I**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total shareholder's equity | $ | 26,296 |
| Deduct shareholder's equity not allowable for net capital | | - |
| Total shareholder's equity qualified for net capital | | 26,296 |
| Additions/other credits: | | - |
| Total shareholder's equity and allowable subordinated liabilities | | 26,296 |
| Deductions/other charges: | | |
| Commissions receivable | | (1,672) |
| Prepaid rent | | (1,469) |
| Property and equipment | | (113) |
| Security deposit | | (1,200) |
| Total deductions/other charges | | (4,454) |
| Net capital | $ | 21,842 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 61,238 |
| Total aggregate indebtedness | $ | 61,238 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 16,842 |
| Ratio: Aggregate indebtedness to net capital | | 280% |

**See report of independent registered public acconnting firm.**

**Fairport Capital Inc.**
**Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements**
**For the Year Ended March 31, 2016**
**Schedule II**

| | | |
|---|---|---|
| **Net Capital as reported on 4th Quarter Focus** | $ | 26,734 |
| **Adjustments from 4th Quarter Focus to Annual Audit** | | |
| Accrued expenses | | (4,758) |
| Deferred tax provision | | (134) |
| Total adjustments | | (4,892) |
| **Revised Net Capital as reported in the Annual Audit** | $ | 21,842 |

**See report of independent registered public accounting firm.**

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032162 FINRA MAR
FAIRPORT CAPITAL INC
14358 N FRANK LLOYD WRIGHT BLVD STE B-14
SCOTTSDALE AZ 85260-8845

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Patrick A. Conway 480-247-6874

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( )
Oct 8, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 682

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 182

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( 682 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fairport Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of April, 2016.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

**Fairport Capital, Inc.**
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Fairport Capital, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2016, which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of April 1, 2015 through March 31, 2016 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle,
CPA May 18, 2016
Houston, TX

Fairport Capital, Inc.
Exemption Report Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

March 31, 2016

Nathan T. Tuttle, CPA
11152 Westheimer #330
Houston, Texas 77042

RE: Exemption Statement Rule. 15c3-3 (k) (2) (i) for FYE March 31.2015

Dear Mr. Tuttle,

Please be advised that Fairport Capital, Inc. has complied with Exemption Rule pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), "Special Account for the Exclusive benefit of customers" maintained. The firm does not hold customer funds or safe-keep customer securities and did not for the period from April 1, 2015 through March 31, 2016.

The firm's management has made available to Nathan T. Tuttle all records and information including all communications from regulatory agencies received though the date of this review March 31, 2016.

The firm's President, Patrick Conway, has been responsible for compliance with the exemption provision throughout the fiscal year. Also, I am unaware of any known events or other factors that might have affected firm name's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (480) 247-6874.

I, Patrick Conway, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Patrick Conway, President
May 18, 2016

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786


# EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

May 18, 2016

Patrick Conway
Fairport Capital, Inc.
14358 N Frank Lloyd
Wright Blvd. Suite B-14
Scottsdale, AZ 85260-8845

Dear Patrick Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fairport Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. Fairport Capital, Inc. stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
May 18, 2016